SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                (Amendment No. 1)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                   -----------

                            W.P. Stewart & Co., Ltd.
                            ------------------------
                       (Name of Subject Company (Issuer))

  Arrow Masters LP, Arrow Partners LP and Arrow Offshore, Ltd., Arrow Advisors LLC, Arrow Offshore Advisors, LLC, Arrow Capital Management LLC, Alexandre von
                           Furstenberg and Mal Serure
                      ------------------------------------
                      (Names of Filing Persons) (Offerors)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    G84922106
                                    ---------
                      (CUSIP Number of Class of Securities)

                                   -----------

         Mal Serure                         David J. Heymann
         c/o Arrow Advisors LLC             Post Heymann & Koffler LLP
         499 Park Avenue                    Two Jericho Plaza, Wing A, Suite 211
         New York, New York 10022           Jericho, New York 11753
         Tel:  212-243-7338                 Tel:  516-681-3636
         Fax:  212-243-2195                 Fax:  516-433-2777

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee

           Transaction valuation*                      Amount of Filing Fee
           ----------------------                      --------------------

           $31,843,200                                 $1,252

* For purposes of the filing fee only assumes the purchase of 19,902,000 shares at a purchase price of $1.60 per share in cash.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid: $1,252
           Form or Registration No.: SC TO-T
           Filing Party: Arrow Partners LP
           Date Filed: May 28, 2008

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            |X|   third-party tender offer subject to Rule 14d-1.

            |_|   issuer tender offer subject to Rule 13e-4.

            |_|   going-private transaction subject to Rule 13e-3.

            |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                  TENDER OFFER

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Arrow Masters LP, a Delaware limited partnership, Arrow Partners LP, a Delaware limited partnership, Arrow Offshore, Ltd., a Cayman Island exempted company, Arrow Advisors LLC, a Delaware limited liability company, Arrow Offshore Advisors, LLC, a Delaware limited liability company, Arrow Capital Management LLC, a Delaware limited liability company ("Management"), Alexandre von Furstenberg and Mal Serure to purchase up to 19,902,000 common shares (the "Shares") in W.P. Stewart & Co., Ltd. (the "Corporation"), as set forth in the Schedule TO. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed thereto in the Schedule TO.

      The Schedule TO is hereby amended as follows:

      Item 6. Purposes of the Transaction and Plans or Proposals of the Schedule TO is hereby amended by adding the following:

      Mal Serure and Alexandre von Furstenberg, the principals of Management, and members of the Corporation's management recently began discussions regarding possible areas of cooperation between Management and the Corporation. As a result, Management and the Corporation have begun informally sharing insights with respect to research and potential investments for the Corporation's clients' portfolios. Although no agreements in this regard have been entered into, Management currently anticipates entering into negotiations with the Corporation with respect to a collaborative arrangement for sharing of research and, possibly, involving Messrs. Serure and von Furstenberg in the Corporation's research efforts. In addition, Management is engaged in preliminary discussions regarding the Corporation providing marketing services for the Purchaser and other funds advised by Management. Management has also expressed a willingness to provide assistance in helping the Corporation develop arrangements with third parties with regard to marketing its products and/or client development. There can be no assurance that any such arrangements will ultimately be entered into.


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

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ARROW MASTERS LP


                                             By: Arrow Advisors LLC
                                                 General Partner

                                                 By: /s/ Mal Serure
                                                     ---------------------------
                                                     Mal Serure
                                                     Co-Managing Member


                                             ARROW PARTNERS LP

                                             By: Arrow Advisors LLC
                                                 General Partner

                                                 By: /s/ Mal Serure
                                                     ---------------------------
                                                     Mal Serure
                                                     Co-Managing Member


                                             ARROW OFFSHORE, LTD.

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Director


                                             ARROW ADVISORS LLC

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Co-Managing Member


                                             ARROW OFFSHORE ADVISORS LLC

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Co-Managing Member


                                             ARROW CAPITAL MANAGMENT LLC

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Co-Managing Member


                                             /s/ Mal Serure
                                             -----------------------------------
                                             Mal Serure


                                             /s/ Alexandre von Furstenberg
                                             -----------------------------------
                                             Alexandre von Furstenberg

Dated: June 27, 2008


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